Exhibit (a)(5)(E)

ROBBINS GELLER RUDMAN

& DOWD LLP

RANDALL J. BARON (150796)

A. RICK ATWOOD, JR. (156529)

DAVID T. WISSBROECKER (243867)

EDWARD M. GERGOSIAN (105679)

655 West Broadway, Suite 1900

San Diego, CA 92101

Telephone: 619/231-1058

619/231-7423 (fax)

RYAN & MANISKAS, LLP

RICHARD A. MANISKAS

995 Old Eagle School Road, Suite 311

Wayne, PA 19087

Telephone: 484/588-5516

484/450-2582 (fax)

Attorneys for Plaintiff

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF SANTA CLARA

BARRON YOUNG, Individually and on	)	VIA FAX 3CV255292
Behalf of All Others Similarly Situated,	)
	)	Case No.
Plaintiff,	)
	)	CLASS ACTION
vs.	)
	)	COMPLAINT FOR BREACHES OF
SYMMETRICOM, INC.,	)	FIDUCIARY DUTY AND VIOLATIONS OF
MICROSEMI CORPORATION,	)	STATE LAW
PETT ACQUISITION CORP.,	)
ELIZABETH A. FETTER,	)
JIM CHIDDIX,	)
ALFRED F. BOSCHULTE,	)
ROBERT T. CLARKSON,	)
ROBERT NEUMEISTER,	)
RICHARD W. OLIVER,	)
RICHARD N. SNYDER,	)
ROBERT J. STANZIONE	)
and DOES 1-25, inclusive,	)
)
Defendants.	)
)

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

SUMMARY OF THE ACTION

1.            This is a stockholder class action brought by plaintiff on behalf of the holders of Symmetricom, Inc. (“Symmetricom” or the “Company”) common stock against Symmetricom, the members of Symmetricom’s Board of Directors (the “Board”), Microsemi Corporation (“Parent”), and PETT Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”) (Parent and Purchaser are collectively referred to as “Microsemi”), arising out of their breaches of fiduciary duty and/or the aiding and abetting of such breaches of fiduciary duty in connection with the proposed acquisition of Symmetricom by Microsemi through an unfair process and at an unfair price (the “Proposed Acquisition”).

2.            Based in San Jose, California, Symmetricom is a worldwide leader in precision time and frequency technologies. On October 21, 2013, the Company announced that Symmetricom and Microsemi had entered into a definitive merger agreement (the “Merger Agreement”) pursuant to which Microsemi will acquire the Company for just $7.18 per share. Pursuant to the Merger Agreement, Microsemi will soon (by October 30, 2013) commence a tender offer to acquire all of the outstanding shares of the Company’s common stock for $7.18 per share in cash (“Tender Offer”). Defendants are working quickly to consummate the deal; absent judicial intervention, the Tender Offer will close by the end of November 2013.

3.            The Proposed Acquisition is the product of a hopelessly flawed process that is designed to ensure the sale of Symmetricom to Microsemi on terms preferential to defendants and other Symmetricom insiders and to subvert the interests of plaintiff and the other public stockholders of the Company. The Proposed Acquisition is being driven by the Board and Company management, and certain former officers and directors who resigned in 2013, including former Chief Executive Officer (“CEO”) David Cote, who together control 2,668,358 company shares, or over 6.4% of Symmetricom’s outstanding stock, and who seek liquidity for their illiquid holdings in Symmetricom stock. If the

Proposed Acquisition closes, the current and former Board members and Company management will receive over $19 million from the sale of their illiquid holdings. Thus the Board is conflicted and serving its own financial interests rather than those of Symmetricom’s other shareholders.

4.            The proposed Tender Offer price of $7.18 per share drastically undervalues the Company’s prospects and is the result of an entirely unnecessary sales process. The Proposed Acquisition price of $7.18 per share is below the Company’s 52-week high of $7.23 per share. Moreover $7.18 per share undervalues and fails to reflect the multi-million dollar synergies Microsemi will enjoy if the deal closes, which is expected to be immediately accretive.

5.            Moreover, defendants agreed to the Proposed Acquisition in breach of their fiduciary duties to Symmetricom’s public shareholders, which they brought about through an unfair sales process. Rather than undertake a full and fair sales process designed to maximize shareholder value as their fiduciary duties require, the Board catered to its own liquidity goals, as well as to the interests of Microsemi.

6.            Pursuant to the Merger Agreement, Microsemi will commence the Tender Offer shortly. The initial offer period of the Tender Offer will expire as soon as 20 days after the commencement of the offer. The closing of the merger is subject only to tender by the holders of a simple majority of the Company’s common stock, and over 6.4% of the Company’s shares are controlled by the Board and members of Company management, all of whom will certainly tender their shares in support of the Merger Agreement. Symmetricom and Microsemi have announced their intent to effect the merger, pursuant to recently enacted §251(h) of the Delaware General Corporation Law, as a short-form merger – to cash out any shareholders who do not tender — without so much as a shareholder vote. In the event the merger is not eligible to be effected pursuant to §251(h), the Company has granted to Microsemi an irrevocable right (the “Top-Up Option”), which will allow Microsemi to purchase from the Company enough shares so that Microsemi will control one share more than 90% of the outstanding

Symmetricom shares, similarly allowing Microsemi – without a shareholder vote – to effect a short-form merger and cash out any shareholders who do not tender.

7.            To protect against the threat of alternate bidders out-bidding Microsemi after the announcement, defendants implemented preclusive deal protection devices to guarantee that Microsemi will not lose its preferred position. These deal protection devices effectively preclude any competing bids for Symmetricom.

8.            Those deal protection devices will preclude a fair sales process for the Company and lock out competing bidders, and include: (i) a no-shop clause that will preclude the Company from soliciting potential competing bidders – while the Merger Agreement provides for a limited, 18 day “go-shop” period to permit Symmetricom to solicit potential acquirers until November 8, 2013, this provision is illusory in light of its limited duration and the next two deal protection devices; (ii) a matching rights provision that would require the Company to disclose confidential information about competing bids to Microsemi, and allow Microsemi to match any competing proposal; and (iii) a termination and expense fee provision that would require the Company to pay Microsemi $5.1 million if the Proposed Acquisition is terminated in favor of a proposal from the “go-shop” period, or $10.4 million if the Proposed Acquisition is terminated in favor of any other proposal.

9.            In pursuing the unlawful plan to sell the Company for less than fair value and pursuant to an unfair process, defendants have breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing, and/or have aided and abetted such breaches. Defendants are moving quickly to consummate the Proposed Acquisition. According to the defendants, the Tender Offer will commence shortly and close in just over a month. Consequently, immediate judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s shareholders. Plaintiff seeks equitable relief only to enjoin the Proposed Acquisition or, alternatively, rescind the Proposed Acquisition in the event it is consummated.

JURISDICTION AND VENUE

10.          This Court has jurisdiction over the causes of action asserted herein pursuant to the California Constitution, art. VI, §10, because this case is a cause not given by statute to other trial courts.

11.          This Court has jurisdiction over Symmetricom because Symmetricom is a citizen of California and Delaware as it is incorporated in Delaware and has its principal place of business at 2300 Orchard Parkway, San Jose, California. This action is not removable.

12.          Venue is proper in this Court because the conduct at issue took place and had an effect in this County.

THE PARTIES

13.          Plaintiff Barron Young is, and at all times relevant hereto was, a shareholder of Symmetricom.

14.          Defendant Symmetricom is a Delaware corporation headquartered in San Jose, California. Defendant Symmetricom is sued herein as an aider and abettor.

15.          Defendant Parent is a Delaware corporation headquartered Aliso Viejo, California. Defendant Parent is sued herein as an aider and abettor.

16.          Defendant Purchaser is a Delaware corporation and a wholly-owned subsidiary of Parent. Defendant Purchaser is sued herein as an aider and abettor.

17.          Defendant Elizabeth A. Fetter is and has been at all relevant times Symmetricom’s CEO and a member of the Board.

18.          Defendant Jim Chiddix is and has been at all relevant times Symmetricom’s Chairman and a member of the Board.

19.          Defendant Alfred F. Boschulte was at all relevant times a member of the Board who resigned from the Board on October 25, 2013.

20.          Defendant Robert T. Clarkson is and has been at all relevant times a member of the Board.

21.         Defendant Robert Neumeister is and has been at all relevant times a member of the Board.

22.         Defendant Richard W. Oliver was at all relevant times a member of the Board who resigned from the Board on October 25, 2013.

23.         Defendant Richard N. Snyder is and has been at all relevant times a member of the Board.

24.         Defendant Robert J. Stanzione is and has been at all relevant times a member of the Board.

25.         The defendants named above in ¶¶ 17-24 are sometimes collectively referred to herein as the “Individual Defendants.”

26.         The true names and capacities of defendants sued herein under California Code of Civil Procedure §474 as Does 1 through 25, inclusive, are presently not known to plaintiff, who therefore sues these defendants by such fictitious names. Plaintiff will seek to amend this Complaint and include these Doe defendants’ true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class

CLASS ACTION ALLEGATIONS

27.         Plaintiff brings this action individually and as a class action pursuant to California Code of Civil Procedure §382 on behalf of all holders of Symmetricom stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.

28.         This action is properly maintainable as a class action.

29.         The Class is so numerous that joinder of all members is impracticable. According to Symmetricom’s SEC filings, as of August 28, 2013, there were more than 41.3 million shares of Symmetricom common stock outstanding, held by hundreds if not thousands of shareholders geographically dispersed across the country.

30.                             There are questions of law and fact common to the Class that predominate over questions affecting any individual Class member. The common questions include, inter alia, the following;

(a)                               whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(b)                               whether defendants are engaging in self-dealing in connection with the Proposed Acquisition;

(c)                                whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best value reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(d)                               whether defendants are unjustly enriching themselves and other insiders or affiliates of Symmetricom or Microsemi;

(e)                                whether the Individual Defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, honesty and fair dealing;

(f)                                 whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets;

(g)                                whether the Proposed Acquisition compensation payable to plaintiff and the Class is unfair and inadequate; and

(h) whether plaintiff and the other members of the Class would suffer irreparable injury unless defendants’ conduct is enjoined.

31.                             Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

32.                             Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

33.                             The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

34.                               Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

35.                               Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

DEFENDANTS’ FIDUCIARY DUTIES AND

THE “ENTIRE FAIRNESS” STANDARD

36.                             Under Delaware law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control or (ii) a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that: (a) adversely affects the value provided to the corporation’s shareholders; (b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets; (c) contractually prohibits them from complying with their fiduciary duties; (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or (e) will provide the directors with preferential treatment at the expense of, or separate from, the public shareholders.

37.                             In accordance with their duties of loyalty and good faith, the defendants, as directors and/or officers of Symmetricom are obligated to refrain from: (a) participating in any transaction where the directors’ or officers’ loyalties are divided; (b) participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

38.                             Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Acquisition, violated the fiduciary duties owed to plaintiff and the other public shareholders of Symmetricom, including their duties of loyalty, good faith, candor, due care and independence, insofar as they stood on both sides of the transaction and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by plaintiff or the Class. As a result of the Individual Defendants’ self-dealing and divided loyalties, neither plaintiff nor the Class will receive adequate or fair value for their Symmetricom common stock in the Proposed Acquisition.

39.                              Because the Individual Defendants have breached their duties of due care, loyalty and good faith in connection with the Proposed Acquisition, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon the Individual Defendants as a matter of law.

CONSPIRACY, AIDING AND ABETTING, AND CONCERTED ACTION

40.                              In committing the wrongful acts alleged herein, defendants have pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.

41.                              Each of the defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. The defendants’ acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.

SUBSTANTIVE ALLEGATIONS

42.                              Symmetricom, a world leader in precise time solutions, sets the world’s standard for time. The Company generates, distributes and applies precise time for the communications, aerospace/defense, IT infrastructure and metrology industries. Symmetricom’s customers, from communications service providers and network equipment manufacturers to governments and their suppliers worldwide, are able to build more reliable networks and systems by using the Company’s advanced timing technologies, atomic clocks, services and solutions. All products support today’s precise timing standards, including GPS-based timing, IEEE 1588 (PTP), Network Time Protocol (NTP), Synchronous Ethernet and DOCSIS® timing. Symmetricom is based in San Jose, California, with offices worldwide.

43.                             Microsemi offers a comprehensive portfolio of semiconductor and system solutions for the communications, defense and security, aerospace and industrial markets. Products include high-performance and radiation-hardened analog mixed-signal integrated circuits, FPGAs, SoCs and ASICs; power management products; timing and voice processing devices; RF solutions; discrete components; security technologies and scalable anti-tamper products; Power-over-Ethernet ICs and midspans; as well as custom design capabilities and services. Microsemi is headquartered in Aliso Viejo, California, and has approximately 3,000 employees globally.

44.                             On October 21, 2013, the Company and Microsemi announced that they had entered into the Merger Agreement pursuant to which Microsemi will acquire the Company for just $7.18 per share. On or before October 30, 2013, Purchaser will commence the cash Tender Offer of $7.18 per share. Pursuant to the Merger Agreement, after completion of the Tender Offer and the satisfaction or waiver of certain conditions, the Company will merge with Purchaser, and all outstanding shares of the Company’s common stock (other than shares held by Parent, Purchaser or the Company and shares held by the Company’s stockholders who are entitled to and properly demand and perfect appraisal of such shares pursuant to the applicable provisions of Delaware law) will be automatically cancelled and converted into the right to receive cash equal to the $7.18 per share offer price. Defendants are working quickly to consummate the deal; absent judicial intervention, the Tender Offer will close in just over one month from now.

45.                             The press release announcing the Proposed Acquisition states in pertinent part:

Microsemi Corporation to Acquire Symmetricom, Inc.

. . . Microsemi Corporation, a leading provider of semiconductor solutions differentiated by power, security, reliability and performance, and Symmetricom, Inc., a worldwide leader in precision time and frequency technologies, announced today that they have entered into a definitive agreement to acquire Symmetricom, Inc. for $7.18 per share through a cash tender offer, representing a premium of 49 percent based on the average closing price of Symmetricom’s shares of common stock during the 90 trading days ended Oct. 18, 2013. The board of directors of Symmetricom unanimously recommends that Symmetricom’s stockholders tender their shares in the tender offer. The total transaction value is approximately $230 million, net of Symmetricom’s projected cash balance at closing.

Headquartered in San Jose, Calif., Symmetricom is the world’s leading source of highly precise timekeeping technologies and solutions that enable next generation data, voice, mobile and video networks and services. It provides timekeeping in GPS satellites, national time references, and national power grids as well as in critical military and civilian networks.

“The acquisition of Symmetricom will create the largest and most complete timing portfolio in the industry today,” stated James J. Peterson, Microsemi president and chief executive officer. “From source to synchronization to distribution, Microsemi will offer an end to end timing solution for an expanded range of markets, driving increased dollar content opportunity and revenue growth.”

“The acquisition of Symmetricom by Microsemi will create a powerful combination,” said Elizabeth Fetter, Symmetricom’s chief executive officer. “I believe Microsemi is the ideal company to leverage Symmetricom’s technology and capabilities further into the communications market along with the scale to accelerate the adoption of the company’s innovative new chip scale atomic clock (CSAC) technology into broader markets.”

Microsemi expects significant synergies from this immediately accretive transaction. Based on current assumptions, Microsemi expects the acquisition to be $0.22 to $0.25 accretive in its first full calendar year ending December 2014.

Microsemi reaffirms its fiscal fourth quarter guidance included in its fiscal third quarter earnings release issued on July 25, 2013. Microsemi currently intends to announce its fiscal fourth quarter results on Nov. 7, 2013. Further details will be forthcoming.

Tender Offer and Closing

Under the terms of the definitive acquisition agreement, Microsemi will commence a cash tender offer to acquire Symmetricom’s outstanding shares of common stock at $7.18 per share, net to each holder in cash. Upon satisfaction of the conditions to the tender offer and after such time as all shares tendered in the tender offer are accepted for payment, the agreement provides for the parties to effect, as promptly as practicable, a merger which would result in all shares not tendered in the tender offer being converted into the right to receive $7.18 per share in cash. The tender offer is subject to customary conditions, including the tender of at least a majority of the fully-diluted shares of Symmetricom’s common stock and certain regulatory approvals, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, and is expected to close in Microsemi’s fiscal first quarter, ending Dec. 29, 2013. No approval of the stockholders of Microsemi is required in connection with the proposed transaction. Terms of the agreement were unanimously approved by the boards of directors of both Microsemi and Symmetricom.

Under the terms of the merger agreement, Symmetricom may solicit superior proposals from third parties for a “go shop” period that extends through Nov. 8, 2013. It is not anticipated that any developments will be disclosed with regard to this process unless and until Symmetricom’s board of directors makes a decision to pursue a potential superior proposal. Jefferies LLC, which is acting as Symmetricom’s financial adviser, will assist Symmetricom with Symmetricom’s go-shop process. There are no guarantees that this process will result in a superior proposal. The merger agreement provides Microsemi with a customary right to match a superior proposal. The agreement also provides for certain termination fees payable to Microsemi in connection with the termination of the agreement in certain circumstances.

Jefferies LLC is acting as financial adviser and Latham & Watkins LLP is acting as legal adviser to Symmetricom. Morgan Stanley provided a fairness opinion to Microsemi and O’Melveny & Myers LLP is acting as legal adviser to Microsemi.

46.                             The Proposed Acquisition is the product of a hopelessly flawed and conflicted process that is designed to ensure the sale of Symmetricom to Microsemi on terms preferential to defendants and other Symmetricom insiders and to subvert the interests of plaintiff and the other public stockholders of the Company. The Proposed Acquisition is being driven by the Board and Company management, and certain former officers and directors who resigned in 2013, including former CEO David Cote, who together control 2,668,358 company shares, or over 6.4% of Symmetricom’s outstanding stock, and who seek liquidity for their illiquid holdings in Symmetricom stock. If the Proposed Acquisition closes, the current and former Board members and Company management will receive over $19 million from the sale of their illiquid holdings. Thus, the Board is conflicted and serving its own financial interests rather than those of Symmetricom’s other shareholders.

47.                             From the Proposed Acquisition, Symmetricom’s officers and directors will receive millions of dollars in special payments — not being made to ordinary shareholders — for currently unvested stock options, performance units, and restricted shares, all of which shall, upon the merger’s closing, become fully vested and exercisable. The Company’s senior management is also entitled to receive from the Proposed Acquisition millions of dollars in change-of-control payments. Moreover, the Company’s management appears to be staying on board for the long term after the Proposed Acquisition.

48.                               The conflicted and unfair process has resulted in an unfair price for Symmetricom. The proposed Tender Offer price of $7.18 per share drastically undervalues the Company’s prospects and is the result of an unfair sales process. The Proposed Acquisition price of $7.18 per share is below the Company’s 52-week high of $7.23 per share. Moreover $7.18 per share undervalues and fails to reflect the multi-million dollar synergies Microsemi will enjoy if the deal closes, which is expected to be immediately accretive.

49.                               The Proposed Acquisition has been timed to take advantage of the temporary impact on the Company’s stock price of the sequestration imposed on the United States government’s budget. But Microsemi realizes that Symmetricom remains a clear market leader in frequency reference and instruments given its overwhelming contribution to UTC timekeeping. Commenting on the Proposed Acquisition, John W. Hohener, Microsemi’s CFO, stated:

We see exceptional financial synergies in this acquisition. Following the practice of our previous acquisitions, we will rationalize certain revenues such that the margin structure fits within Microsemi’s long-term margin targets. Microsemi currently expects the acquisition to be between $0.22 and $0.25 accretive in our first full calendar year ending December 2014.

And Microsemi’s CEO, James Peterson told the market that ‘“[t]he acquisition of Symmetricom will create the largest and most complete timing portfolio in the industry today.’”

50.                              Moreover, defendants agreed to the Proposed Acquisition in breach of their fiduciary duties to Symmetricom’s public shareholders, which they brought about through an unfair sales process. Rather than undertake a full and fair sales process designed to maximize shareholder value as their fiduciary duties require, the Board catered to its own liquidity goals, as well as to the interests of Microsemi.

51.                               To protect against the threat of alternate bidders out-bidding Microsemi after the announcement, defendants implemented preclusive deal protection devices to guarantee that Microsemi will not lose its preferred position. These deal protection devices effectively preclude any competing bids for Symmetricom.

52.                            First, pursuant to the Merger Agreement, Microsemi will commence the Tender Offer no later than October 30, 2013. The initial offer period of the offer will expire in less than thirty days. The closing of the merger is subject only to tender by the holders of a simple majority of the Company’s common stock. Symmetricom and Microsemi have announced their intent to effect the merger, pursuant to recently enacted §251(h) of the Delaware General Corporation Law, as a short-form merger — to cash out any shareholders who do not tender — without so much as a shareholder vote.

53.                            In the event the merger is not eligible to be effected pursuant to §251(h), the Company has granted to Microsemi an irrevocable right, the Top-Up Option, which Microsemi may exercise following the closing of the Tender Offer to purchase from the Company, at a price per share equal to the Tender Offer price of $7.18 per share in cash, up to that number of newly issued shares of Company common stock (the “Top-Up Shares”) that, when added to the number of shares of Company common stock owned by Microsemi at the time of exercise of the Top-Up Option, would constitute one share more than 90% of the shares of the Company. Once Microsemi controls one share more than 90% of the outstanding Symmetricom shares, Microsemi will similarly effect the merger as a short-form merger, again to cash out any shareholders who do not tender without so much as a shareholder vote.

54.                                Thus, defendants have compounded this breach of their fiduciary duties by structuring the Proposed Acquisition as a coercive tender offer by granting Microsemi the Top-Up Option, which, pursuant to the terms of the Merger Agreement, will allow Microsemi to issue sufficient shares to itself in order to effectuate a short-form merger, even if Symmetricom’s minority shareholders fail to support the Proposed Acquisition. The Top-Up Option itself is a sham, as it allows Microsemi to purchase the Top-Up Shares with a promissory note payable in one year, i.e., well after the close of the resulting short-form merger.

55.                                Second, to ensure Microsemi, and only Microsemi, acquires Symmetricom, defendants included several deal protection devices in the Merger Agreement. Those deal protection devices will preclude a fair sales process for the Company and lock out competing bidders, and include: (i) a no-shop clause that will preclude the Company from soliciting potential competing bidders – while the Merger Agreement provides for a limited, 18 day “go-shop” period to permit Symmetricom to solicit potential acquirers until November 8, 2013, this provision is illusory in light of its limited duration and the next two deal protection devices; (ii) a matching rights provision that would require the Company to disclose confidential information about competing bids to Microsemi, and allow Microsemi to match any competing proposal; and (iii) a termination and expense fee provision that would require the Company to pay Microsemi $5.1 million if the Proposed Acquisition is terminated in favor of a proposal from the “go-shop” period, or $10.4 million if the Proposed Acquisition is terminated in favor of any other proposal.

56.                                In pursuing the unlawful plan to sell the Company for less than fair value and pursuant to an unfair process, defendants have breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing, and/or have aided and abetted such breaches. Defendants are moving quickly to consummate the Proposed Acquisition. According to the defendants, the Tender Offer will commence shortly and close in just over a month. Consequently, immediate judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s shareholders. Plaintiff seeks equitable relief only to enjoin the Proposed Acquisition or, alternatively, rescind the Proposed Acquisition in the event it is consummated.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duty
Against the Individual Defendants

57.                            Plaintiff repeats and realleges each allegation set forth herein.

58.                            The Individual Defendants have violated fiduciary duties of care, loyalty, candor, and independence owed under applicable law to the public shareholders of Symmetricom and have acted to put their personal interests ahead of the interests of Symmetricom’s shareholders.

59.                            By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to advance their interests at the expense of plaintiff and other members of the Class.

60.                            The Individual Defendants have violated and continue to violate their fiduciary duties by attempting to enter into a transaction without regard to the fairness of the transaction to Symmetricom’s shareholders. Defendants Symmetricom and Microsemi directly breached and/or aided and abetted the Individual Defendants’ breaches of fiduciary duties owed to plaintiff and the other holders of Symmetricom’s stock.

61.                            As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Symmetricom because, among other reasons:

(a)                              they failed to properly value Symmetricom; and

(b)                              they ignored or did not protect against the numerous conflicts of interest resulting from their own interrelationships or connection with the Proposed Acquisition.

62.                            Because the Individual Defendants dominate and control the business and corporate affairs of Symmetricom, and are in possession of private corporate information concerning

Symmetricom’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Symmetricom which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits, which will absolve them of their liabilities, to the detriment of holders.

63.                              By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

64.                              As a result of the actions of defendants, plaintiff and the Class will suffer irreparable injury as a result of defendants’ self-dealing.

65.                              Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class and may consummate the Proposed Acquisition.

66.                              The Individual Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

67.                              Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Duty

Against Defendants Symmetricom, Parent and Purchaser

68.                              Plaintiff repeats and realleges every allegation set forth herein.

69.                              Defendants Symmetricom, Parent and Purchaser aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public shareholders of Symmetricom, including plaintiff and the members of the Class.

70.                               The Individual Defendants owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

71.                               By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to plaintiff and the members of the Class.

72.                               Symmetricom, Parent and Purchaser colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and were active and knowing participants in the Individual Defendants’ breaches of fiduciary duties owed to plaintiff and the members of the Class.

73.                               Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive relief against defendants as follows:

A.                                   Declaring that this action is properly maintainable as a class action;

B.                                   Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Individual Defendants adopt and implement a fair procedure or process to sell the Company;

C.                                   Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Symmetricom’s shareholders;

D.                                   Rescinding, to the extent already implemented, the Proposed Acquisition or any of the terms thereof;

E.                                    Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F.                                     Granting such other and further equitable and/or injunctive relief as this Court may deem just and proper.

DATED: October 29, 2013	ROBBINS GELLER RUDMAN
& DOWD LLP
RANDALL J. BARON
A. RICK ATWOOD, JR.
DAVID T. WISSBROECKER
EDWARD M. GERGOSIAN

/s/ David T. Wissbroecker
DAVID T. WISSBROECKER

655 West Broadway, Suite 1900
San Diego, CA 92101
Telephone: 619/231-1058
619/231-7423 (fax)